UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)
(Name of Subject Company (Issuer))
NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
(Translation of Name of Subject Company (Issuer) into English)
BOLIVARIAN REPUBLIC OF VENEZUELA
(Name of Filing Person (Offeror))
Shares of Common Stock,
nominal value Bs. 36.90182224915 per share
(Title of Class of Securities)
P3055Q103
(CUSIP Number of Class of Securities)
Yosmary García
Comisión Nacional de Telecomunicaciones
Av. Veracruz, Edificio CONATEL – Nueva Sede
Las Mercedes, Caracas 1050-A,
Venezuela
(58) 212 909 0493
with copy to
Lawrence Goodman, Esq.
Valarie A. Hing, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
(Name, address, and telephone number of
person authorized to receive notices and communications on behalf of filing person)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$453,245,216	$13,915 (3)

(1)	Estimated solely for the purpose of determining the filing fee. The transaction valuation is calculated by multiplying (x) 213,681,017 (which is the estimate of the number of Shares of Common Stock (other than Class D Common Stock) held by U.S. holders plus the estimate of the number of shares of Class D Common Stock outstanding (other than Class D Common Stock estimated to be represented by American Depositary Shares)) by (y) the offer price of US$2.12113 per share.

(2)	The filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the U.S. Securities and Exchange Commission on February 15, 2007 and is derived by multiplying the transaction valuation by 0.00003070.

(3)	Previously paid.
☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Items 4, 8 and 11
Item 12. Exhibits
SIGNATURE

INTRODUCTION
     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the United States Securities and Exchange Commission (“SEC”) on April 9, 2007 by the Bolivarian Republic of Venezuela (the “Venezuelan Republic”) in connection with the Venezuelan Republic’s offer (the “Venezuelan Offer”) to purchase any and all outstanding shares of Common Stock (the “Common Stock”) of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), a company (compañía anónima) organized under the laws of the Venezuelan Republic (“CANTV”), other than those already beneficially owned by the Venezuelan Republic, at a price of US$2.12113 per share of Common Stock in cash, but subject to a 1% withholding tax on proceeds from the sale of shares on the Caracas Stock Exchange (unless otherwise provided by an applicable income tax treaty), on the terms and subject to the conditions set forth in the Venezuelan Offer to Purchase dated April 8, 2007 (the “Venezuelan Offer to Purchase”) and the accompanying annexes.
     This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the Venezuelan Offer to Purchase, the accompanying Information Supplement and Share Letter of Transmittal is incorporated herein by reference in response to all of the items of this Amendment No. 3 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Venezuelan Offer to Purchase.
Items 4, 8 and 11.
     Items 4, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:
     Based on final reports from the ADS Receiving Agent and the Coordinator for the Venezuelan Offer, 61,257,605 ADSs (representing an aggregate of 428,803,235 Class D Shares) were validly tendered into the U.S. Offer (including 54,415,907 Class D Shares which were converted into 7,773,701 ADSs upon the Venezuelan Republic’s acceptance for payment of ADSs tendered into the U.S. Offer, in accordance with the procedure described in the U.S. Offer to Purchase) and not withdrawn, and 197,949,721 Common Shares were validly tendered into the Venezuelan Offer and not withdrawn. The tendered Common Shares and ADSs together with the 51,900,000 Common Shares held by the Venezuelan Economic and Social Development Fund Bank and the Venezuelan Ministry of the Popular Power for Infrastructure represent an aggregate of 678,652,956 Common Shares, or approximately 86.2% of the outstanding Common Shares of CANTV.
     Settlement for the Common Shares tendered into the Venezuelan Offer took place at a special session of the Caracas Stock Exchange held on May 15, 2007, and the ADSs tendered into the U.S. Offer were accepted for payment on the same date in accordance with the procedures described in the U.S. Offer to Purchase and the Venezuelan Offer to Purchase. Payment for the Common Shares and ADSs will be made no later than May 22, 2007, the tenth (10th) Caracas Stock Exchange trading day following the Expiration Date.

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Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	Venezuelan Offer to Purchase, dated April 8, 2007*

(a)(1)(B)	Information Supplement to Venezuelan Offer to Purchase, dated April 8, 2007*

(a)(1)(C)	Form of Share Letter of Transmittal*

(a)(5)(A)	Summary Advertisement as published in The New York Times on April 9, 2007*

(b)	None

(d)	Memorandum of Understanding, dated February 12, 2007, by and among Verizon Communications Inc., GTE Venholdings B.V. and the Bolivarian Republic of Venezuela (incorporated by reference to the pre-commencement Schedule TO-C filed by the Bolivarian Republic of Venezuela on February 23, 2007)*

(g) through (h)	None

*	Previously filed

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: May 15, 2007

BOLIVARIAN REPUBLIC OF VENEZUELA

By:	/s/ Jesse Chacón Ecsamillo
Name:	Ing. Jesse Chacón Ecsamillo
Title:	Minister of Telecommunications and Information of the Bolivarian Republic of Venezuela